December 19, 2016

VIA EDGAR AND OVERNIGHT COURIER

Jan Woo

Legal Branch Chief Office of Information Technologies and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	New Media Trader, Inc. Amendment No. 1 to Draft Offering Statement on Form 1-A Filed November 10, 2016 File No. 367-00061

Dear Ms. Woo:

On behalf of New Media Trader, Inc. (the “Company”), we hereby respectfully submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated December 8, 2016, with respect to the above-referenced Offering Statement on Form 1-A (the “Offering Statement”).

This letter and Amendment No. 2 to the Offering Statement (“Amendment No. 2”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering by overnight courier a hard copy of this letter, along with two courtesy copies of Amendment No. 2 marked to indicate changes from the version filed on November 10, 2016.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of the Company.

General

1	It appears that the convertible promissory notes will convert upon effectiveness of this offering. As such, please revise to include pro forma disclosures reflecting the change in your capitalization upon conversion of such notes.

In response to the staff’s comments, the Company has included a capitalization table, under a separately captioned section entitled, “CAPITALIZATION,” reflecting pro forma changes in capitalization upon conversion of the convertible promissory notes.

In addition, the Company has added additional tabular disclosure in the DILUTION section to show pro forma dilution upon conversion of the convertible promissory notes.

Cover Page

2.	Please revise the chart on the cover page to include the proceeds to the company reflecting the minimum and maximum amount of shares sold. Your disclosure on page 3 appears to indicate that there is a “[m]inimum investment amount.”

The Company has revised the chart on the cover page to include the proceeds to the Company and removed the reference “minimum investment amount” on page 3, as the offering is not made on a “minimum-maximum” basis. The cover page has been revised to clarify that there is no minimum offering amount.

3.	State on the cover page that the Series B Preferred Stock that you are offering are non-voting shares. Disclose that two founders hold 86% of the voting power of the company as a result of their significant holdings in common stock.

Please note that the Company will offer Series A-1 Preferred Stock in lieu of Series B Preferred Stock; there is no Series B Preferred Stock authorized or outstanding. The Company has revised the cover page to state that the preferred stock offered hereby are non-voting shares and that the Company’s two founders hold 86% of the voting power of the company as a result of their significant holdings in common stock. The Offering Statement has been revised throughout to reflect the updated title of the preferred stock offered hereby, “Series A-1 Preferred Stock.”

Summary, page 1

4.	Please prominently disclose that you have generated minimal revenues, have incurred net losses since inception, and that your auditors have issued a going concern opinion. We note that you generated $66 for the six months ended June 30, 2016 and $40,000 for the fiscal year ended December 31, 2015 from the same customer for one-time projects.

The Company has revised the cover page to disclose prominently that it has generated minimal revenues, has incurred net losses since inception, and that its auditors have issued a going concern opinion.

5.	Based on the terms of your convertible promissory notes, it appears that the notes may automatically convert into Series B Preferred Stock at a price equal to 80% of the per share price paid by investors in this offering if the gross proceeds equal at least $1,000,000 before the repayment date of the notes in 2017. Given the potential dilutive effect on the shareholders who may participate in this offering, please add appropriate risk factor disclosure and a brief description of the convertible promissory notes in the summary.

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The Company has revised the Summary to add appropriate risk factor disclosure regarding the potential dilutive effect of promissory note conversions and included a brief description of the convertible promissory notes in the summary.

The Offering, page 3

6.	Please clarify, if true, that there are no shares of Series B Preferred Shares currently outstanding. Consider disclosing the number of common stock and Series A Preferred Shares that are outstanding.

The Company has revised the Summary to clarify that there are not shares of Series A-1 Preferred Shares currently outstanding, and disclosed the number of common stock and Series A Preferred Stock outstanding.

Use of Proceeds, page 15

7.	Please indicate whether the company is planning to use any of the proceeds from this offering to compensate the officers of the company. In this regard, we note that 31% of your proceeds will be used for payroll expenses. Refer to Instruction 2 to Item 6 of Form 1-A.

The Company has revised the Use of Proceeds section to state that it is planning to use proceeds from this offering to compensate the officers of the Company.

Item 10 – Directors, Executive Officers and Significant Employees, page 29

8.	Please provide biographical information for two of your directors, Casey Lavere and Steve Heineman. Refer to Item 10(c) of Form 1-A.

The biographical information for Messrs. Lavere and Heineman have been included.

Exhibit 1A-11 Consent

9.	The consent of your independent auditors refers to their report dated September 29, 2065. Please revise accordingly.

The auditor’s consent has been revised.

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Please contact the undersigned at (310) 529-8659 should you require further information or have any questions.

Sincerely,

/s/ Mark T. Hiraide
Mark T. Hiraide
Mitchell Silberberg & Knupp LLP

cc:	Frank Knapp and Matthew Derby United States Securities and Exchange Commission

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